

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2020

Laurence Penn
Chief Executive Officer
Ellington Residential Mortgage REIT
53 Forest Avenue
Old Greenwich, CT 06870

      Re: Ellington Residential Mortgage REIT
          Form S-3
          Filed December 4, 2020
          File No. 333-251141

Dear Mr. Penn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Christopher C. Green, Esq.